

07001043

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42793

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro-American Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 Forest Ave. SE
(No. and Street)

Mercer Island, WA 98040
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas D. Chenoweth 206-323-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan Jorgenson & Limoli, P.S.
(Name – *if individual, state last, first, middle name*)

P.O. Box 1441 Gig Harbor, WA 98335
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

OATH OR AFFIRMATION

I, Thomas D. Chenoweth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro-American Equities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title



ARLYNNE G. MEDENILLA
COMM EXP
NOTARY
PUBLIC
FEBRUARY 27, 2008
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

RYAN JORGENSON & LIMOLI, P.S.

ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA/ABV

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
JEAN L. SMITH, CPA
BRITTANYA BRYANT, CPA

INDEPENDENT AUDITORS' REPORT


SEC MAIL
PROCESSING
RECEIVED
FEB 20 2007
WASH, D.C.
186
SECTION

February 7, 2007

To the Board of Directors
Euro-American Equities, Inc.
Mercer Island, Washington

We have audited the accompanying balance sheets of Euro-American Equities, Inc. (the Company) as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro-American Equities, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 8 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ryan Jorgenson & Limoli, P.S.

Ryan Jorgenson & Limoli, P.S.
Gig Harbor, Washington

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7525 PIONEER WAY, SUITE 201 • P.O. BOX 1441 • GIG HARBOR, WA 98335
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-441-3425
WEB: www.rjl-cpa.com

EURO-AMERICAN EQUITIES, INC.
BALANCE SHEETS
DECEMEBER 31, 2006 AND 2005

		2006		2005
ASSETS				
Current Assets				
Cash and equivalents	$	6,064	$	9,302
Marketable securities		9,237		-
Commissions receivable		475		241
Total Current Assets		15,776		9,543
Fixed Assets				
Equipment (at cost less accumulated depreciation of $717 and $478)		480		719
Other Assets				
Securities		-		825
Total Assets	$	16,256	$	11,087
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilites				
Accounts payable	$	-	$	-
Stockholders' Equity				
Common stock, no par, 1,000 shares issued and outstanding		5,000		5,000
Accumulated other comprehensive income		4,437		-
Additional paid-in capital		23,559		23,559
Retained earnings		(16,740)		(17,472)
Total Stockholders' Equity		16,256		11,087
Total Liabilities and Stockholders' Equity	$	16,256	$	11,087

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDING DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions and fees earned	$ 60,453	$ 43,923
Other income	285	162
Total Revenues	60,738	44,085
EXPENSES		
Commission expense	25,111	9,200
Rent	22,000	22,000
Professional fees	3,500	2,300
Telecommunications	3,069	3,839
Travel and auto	2,498	2,401
Utilities	1,151	1,392
Depreciation and amortization	1,064	239
NASD assessments	585	743
Office expense	362	247
Postage	272	117
Licenses and permits	232	159
Dues and subscriptions	94	576
Bank service charges	68	60
Printing	-	391
Continuing education	-	194
Total Expenses	60,006	43,858
INCOME BEFORE FEDERAL INCOME TAXES	732	227
Income taxes	-	-
NET INCOME	732	227
Other comprehensive income, unrealized gain on available-for-sale securities, net of deferred tax	4,437	-
COMPREHENSIVE INCOME	$ 5,169	$ (227)

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Capital Stock		
Balance, beginning of year	$ 5,000	$ 5,000
Additional shares issued or retired	-	-
Balance, end of year	$ 5,000	$ 5,000
Additional Paid In Capital		
Balance, beginning of year	$ 23,559	$ 23,559
Additions during year	-	-
Balance, end of year	$ 23,559	$ 23,559
Retained Earnings		
Balance, beginning of year	$ (17,472)	$ (17,699)
Dividends paid	-	-
Net income (loss)	732	227
Balance, end of year	$ (16,740)	$ (17,472)
Accumulated Other Comprehensive Income		
Balance, beginning of year	$ -	$ -
Comprehensive income	4,437	-
Balance, end of year	$ 4,437	$ -

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 732	$ 227
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:		
Depreciation and amortization	1,064	239
(Increase) decrease in accounts receivable	(234)	206
(Increase) decrease in prepaid expense	-	175
Increase (decrease) in accounts payable	-	(134)
Net cash provided by operating activities	1,562	713
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of marketable securities	(4,800)	-
Net increase (decrease) in cash and cash equivalents	(3,238)	713
Cash and cash equivalents at beginning of year	9,302	8,589
Cash and cash equivalents at end of year	$ 6,064	$ 9,302
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Non-cash investing activities:		
Income on securities included in comprehensive income	$ 4,437	$ -

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Euro-American Equities, Inc. was formed on June 20, 1990 and is engaged in the general securities business as a broker/dealer with the Securities and Exchange Commission. It is a member of the National Association of Security Dealers. The Company's clients are a diverse group of individuals with no concentration in any sector or region.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FEDERAL INCOME TAX

The Company is subject to tax under the Internal Revenue Code and is taxed as a Corporation. There are no significant differences between book and tax methods of accounting causing deferred tax benefits or liabilities.

CASH AND CASH EQUIVALENTS

For the purposes of the comparative statements of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

COMMISSIONS RECEIVABLE

No provision for losses on receivable commissions is provided as all commissions are deemed to be collectible.

MARKETABLE EQUITY SECURITIES

Available-for-sale securities consist of marketable equity securities not classified as trading securities. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are reported as a separate component of stockholders' equity and as comprehensive income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are included in income and are determined on the basis of the actual costs of the securities sold.

PROPERTY AND EQUIPMENT

All newly acquired property and equipment is recorded at cost. Depreciation is provided using the accelerated method over the estimated useful lives of the assets. The estimated useful lives are 5 years for equipment.

ADVERTISING

The Company expenses the production costs of advertising the first time the advertising takes place, except for the direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

EURO-AMERICAN EQUITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 2 - RELATED PARTY TRANSACTIONS

All of the Company's revenue is generated from financial products sold by the shareholders of the Company. Commissions paid or accrued to these shareholders during 2006 and 2005 were $25,111 and $9,200, respectively.

In January 2004, the Company entered into a month-to-month lease agreement for office space located at 4327 Forest Avenue, Mercer Island, WA from one of the shareholders. The monthly lease payment is $1,833.

NOTE 3 – INCOME TAXES

The provision for income taxes consists of the following components:

	2006	2005
Current taxable income	$ 732	$ 227
Tax benefit of net operating loss carry forward	(732)	(227)
Provision for income taxes	$ -0-	$ -0-

The Company has unused net operating loss carry forwards of $16 at December 31, 2006 which is available to offset taxable income in future years. These losses expire as follows:

December 31, 2017	$16

NOTE 4 – INVESTMENTS

As part of a securities offering, the Corporation purchased warrants to acquire 1200 shares of the NASDAQ Stock Market, Inc. As of December 31, 2005 nine hundred of the warrants had expired. These warrants had no readily determinable fair market value and are shown at cost on the financial statements. The remaining three hundred warrants were exercised in June 2006.

The Company owns investments securities classified as available-for-sale. The unrealized gains are reported as accumulated other comprehensive income in stockholders' equity and the statement of comprehensive income.

The following is a summary of available-for-sale securities at December 31:

	2006	2005
Common stock, at cost	$ 4,800	$ -0-
Cumulative unrealized gains	4,437	
Carrying value	$ 9,237	$ -0-

EURO-AMERICAN EQUITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of $5,000 minimum net capital. At December 31, 2006, and 2005 the Company had a net capital of $13,892 and $9,098, respectively.

EURO- AMERICAN EQUITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2006 AND 2005

	2006	2005
Total stockholders' equity per balance sheet	$ 16,256	$ 11,087
Deduct ownership equity not allowed for net capital	-	-
Total ownership equity qualifed for net capital	$ 16,256	$ 11,087
Deductions and/or charges:		
Office equipment, net	(480)	(719)
Other deductions	(89)	(839)
Haircuts on other securities	(1,795)	(431)
Net capital	$ 13,892	$ 9,098

EURO-AMERICAN EQUITIES, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION BEWTEEN AUDITED NET CAPITAL
AND UNAUDITED NET CAPITAL (FOCUS REPORT)
DECEMBER 31, 2006 AND 2005

	2006	2005
Unaudited net capital under 15c3-1 (FOCUS Report)	$ 13,892	$ 9,817
Adjust December 31 equipment	-	(719)
Audited net capital under rule 15c3-1	$ 13,892	$ 9,098



CERTIFIED PUBLIC ACCOUNTANTS

RYAN JORGENSON & LIMOLI, P.S.

ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA/ABV

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
JEAN L. SMITH, CPA
BRITTANYA BRYANT, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 7, 2007

Board of Directors
Euro-American Equities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Euro-American Equities, Inc. (the Company), for the year ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7525 PIONEER WAY, SUITE 201 • P.O. BOX 1441 • GIG HARBOR, WA 98335
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-441-3425
WEB: www.rjl-cpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan Jorgenson & Limoli, P.S.

Ryan Jorgenson & Limoli, P.S.
Gig Harbor, Washington

END